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                           July 19, 2021

       Michael Liebowitz
       Chief Executive Officer
       New Beginnings Acquisition Corp.
       800 1st Street
       Unit 1
       Miami Beach, FL 33139

                                                        Re: New Beginnings
Acquisition Corp.
                                                            Amended
Registration Statement on Form S-4
                                                            Filed on July 13,
2021
                                                            File No. 333-256137

       Dear Mr. Liebowitz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

       Amended Registration Statement on Form S-4 filed July 13, 2021

       General

   1. We note the response to comment two that "while the Business Combination Agreement references finalizing
the aggregate stock consideration in addition to the payment spreadsheet, the
aggregate stock consideration will be    finalized    by dividing the
                                                        Company Value (as
defined in the Business Combination Agreement as a fixed amount of
                                                        $682,500,000) by $10.00
per share." However, we continue to note that Section 3.01 of the Business
Combination Agreement filed as Annex A states that "as promptly as practicable following
the Company   s delivery of the Payment Schedule, the parties shall
                                                        work together in good
faith to finalize the calculation of the Aggregate Stock
 Michael Liebowitz
New Beginnings Acquisition Corp.
July 19, 2021
Page 2
      Consideration and the Payment Spreadsheet." This section also states that "not less than five (5) Business Days prior to the Effective Time, the Company shall deliver to Parent a
      schedule (the    Payment Spreadsheet   )." Therefore, it appears from the
terms of the
      Business Combination Agreement that such provisions are not finalized to date. As previously requested in comment 1 from our letter dated June 11, 2021, please clarify throughout when such amount will be calculated, how such amount will be calculated and the information in the prospectus that may change as a result, such as the percent of the company post merger to be held by the various shareholders. Please also clarify the "other calculations" set forth in the Payment Spreadsheet.
2. We partially reissue comment 7. We note that the tax opinion now provides that the transaction "should" be treated as a reorganization. Please revise the disclosure in the risk factor on page 73 and the discussion of U.S. Federal Income Tax Considerations of the
      Business Combination for Airspan Stockholders on page 153 to clarify the degree of uncertainty in the opinion. For guidance, see Staff Legal Bulletin 19.III.C.4.
Proposal No. 6 - The NYSE American Proposal, page 177

3. We note that this proposal includes the shares of common stock to be issued upon conversion of any convertible notes that may be issued. The convertible notes, as discussed on page 146 reflect that the the company is still in negotiations relating to the convertible notes. Please amend the registration statement once the convertible notes are finalized, to clearly disclose the amount and material terms of the convertible notes and file the agreement as an exhibit.
        You may contact Ameen Hamady at 202-551-3891 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Liebowitz
                                                            Division of
Corporation Finance
Comapany NameNew Beginnings Acquisition Corp.
                                                            Office of
Manufacturing
July 19, 2021 Page 2
cc:       Laurie L. Green
FirstName LastName